FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                For March 4 2005




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

Deswell Industries, Inc. Announces Earnings of $0.45 Per Share for the Third Quarter; Revenue Up 46% and Net Income Up 19%


    HONG KONG--(BUSINESS WIRE)--Feb. 22, 2005--

           Company Also Announces Three-for-Two Stock Split
             And Third Quarter Dividend of $0.26 Per Share

    Deswell Industries, Inc. (Nasdaq: DSWL) today announced results for the third quarter and nine months ended December 31, 2004.
    Net sales for the quarter were $36.2 million, an increase of 46% compared to sales of $24.8 million in the third quarter ended December 31, 2003. Operating income increased 10% to $4.8 million, compared to $4.4 million in the previous year. Net income for the quarter was $4.2 million, an increase of 19%, compared to $3.5 million in the previous year. The basic earnings per share and diluted earnings per share increased to $0.45 and $0.45, respectively (based on 9,382,000 and 9,409,000 weighted average shares outstanding, respectively), compared to $0.39 and $0.37, respectively (based on 9,121,000 and 9,518,000 weighted average shares outstanding, respectively), in the quarter ended December 31, 2003.
    Net sales for the nine months ended December 31, 2004 were $96.9 million, an increase of 28% compared to sales of $75.9 million for the corresponding period in 2003. Operating income increased 4% to $14.1 million, compared to $13.6 million in the previous year. Net income was $11.8 million, compared to $12.0 million in the previous year. The basic earnings per share and diluted earnings per share increased to $1.28 and $1.26, respectively (based on 9,240,000 and 9,406,000 weighted average shares outstanding, respectively), compared to $1.32 and $1.29, respectively (based on 9,097,000 and 9,316,000 weighted average shares outstanding, respectively), in the nine months ended December 31, 2003.
    The Company's cash and cash equivalents at December 31, 2004 were $23.1 million, as compared to $30.2 million on March 31, 2004. The decreased cash position was mainly attributed to the funding from cash flow for the construction and acquisition of machinery for the plastic-injection manufacturing plant in Dongguan and for the rapid growth of the electronic and metallic segment. Working capital was $57.2 million as of December 31, 2004, versus $52.9 million of March 31, 2004. The Company has short-term borrowings of $0.9 million and no long-term borrowings as of December 31, 2004.
    Mr. Richard Lau, chairman and chief executive officer, commented, "The Company continued to see strong revenue growth for the quarter. Both our electronics & metallic division and plastic-injection division had strong performances, growing 56% and 37% respectively. This growth was primarily due to our continued penetration of the audio equipment market and the increase in plastic-injection orders from existing and new customers. In 2004, resin prices were significantly affected by the pricing fluctuation of crude oil. During the quarter, there was an average 10% to 15% decrease in resin prices. While oil prices moved up a bit in January of 2005, we expect raw material pricing to stabilize in six to nine months time."
    Mr. Lau continued, "We expect our business in the electronic & metallic segment to continue to grow in the coming year. Furthermore, our plastics business is beginning to demonstrate improved growth, and we are looking forward to the completion of phase III expansion of our Dongguan manufacturing plant in the third quarter of fiscal 2006. Upon completion of this expansion, the fully-equipped factory space and facility will enable us to better focus on the highend of the market. The other new expansion is our export tooling division. The machinery for this division will be fully installed by April 2005 and we estimate the division will be matured and able to generate revenue in September 2005."

    Third Quarter Dividends

    The Company also announced that on February 22, 2005 its board of directors declared a dividend of $0.26 per share (or equivalent to $0.173 per share giving effect to the three-for-two stock split announced below) for the third quarter. The dividend will be payable on March 29, 2005 to shareholders of record as of March 15, 2005.

    Three-for-two Stock Split

    The Company also announced that its board of directors has approved a three-for-two stock split in the Company's common stock, payable on March 29, 2005 to shareholders of record on March 15, 2005. The stock split will increase the number of total shares outstanding from approximately 9.8 million shares to 14.7 million shares.

    General U.S. Federal Income Tax Consequences of Stock Split

    The following general description of the federal income tax consequences of the stock split is based on the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this press release, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion is directed to U.S. individual shareholders who hold their shares in the Company for investment, is for general information only, and does not address all the tax consequences that may be relevant to shareholders in light of their particular tax circumstances or to shareholders who may be subject to special tax treatment. We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service ("IRS")regarding the federal income tax consequences of the stock split. Consequently, our beliefs expressed below are not binding upon the IRS or the courts, and there can be no assurance that the IRS or the courts will accept the positions expressed herein. Furthermore, no foreign, state or local tax consequences are discussed herein. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT ITS, HIS OR HER OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE STOCK SPLIT TO SUCH HOLDER.

    Except in connection with receipt of cash in lieu of a fractional share interest, the forward stock split should not result in any recognition of gain, loss or taxable income. The aggregate tax basis in the post-split common shares (including the new shares received in the stock split) held by a shareholder should be equal to the aggregate tax basis in the common shares held by the shareholder immediately before the stock split, potentially reduced by the basis allocable to any fractional share that the shareholder is treated as having redeemed for cash. The holding period of the new common shares should include the holding period of the old common shares. Notwithstanding the foregoing, the receipt of cash in lieu of a fractional share interest will result in tax liabilities, which should not be material in amount in view of the value of the fractional share interest. Each shareholder is urged to consult its, his or her own tax advisor regarding the specific tax consequences to such shareholder of the receipt of cash in lieu of a fractional share interest.

    Backup Withholding. Cash payments made to our shareholders may, under certain circumstances, be subject to U.S. backup withholding at a rate of 28%. There is no withholding for shareholders who provide the Company's transfer agent with their correct U.S. federal taxpayer identification number and who certify that no loss of exemption from backup withholding has occurred on IRS Form W-9 or its substitute. Certain categories of persons (generally, corporations and non-U.S. persons) are not subject to backup withholding. In order for a foreign (i.e., non-U.S. person) to qualify as an exempt recipient, such person must generally provide the Company's transfer agent with a completed IRS Form W-8BEN or its substitute. Any amounts withheld under the backup withholding rules are not an additional tax. Rather, any such amounts will be allowed as a credit or refund against such shareholder's U.S. federal income tax liability provided that the shareholder furnishes to the IRS all required information.

    About Deswell

    Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Kyocera Mita Industrial Co. (H.K.) Limited, Peavey Electronics Corporation and Emerson.

    To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

    This press release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release are based on current expectations and are subject to change. Actual results may differ materially from the forward--looking statements. Deswell does not undertake to update any such forward-looking statements or to publicly announce developments or events relating to the matters described herein. Uncertainties and risks are described in Deswell's most recently filed SEC documents, such as its most recent form 20-F.

    tables follow



DESWELL  INDUSTRIES,  INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )


                                  Quarter ended     Nine months ended
                                   December 31,        December 31,
                                ------------------  ------------------
                                    2004     2003        2004    2003
                                --------- --------  ------------------
                                   (Unaudited)         (Unaudited)
Net sales                       $36,185   $24,784   $96,897   $75,938
Cost of sales                    26,783    16,383    70,716    51,146
                                --------  --------  --------  --------
Gross profit                      9,402     8,401    26,181    24,792
Selling, general and
 administrative expenses          4,565     3,998    12,033    11,232
                                --------  --------  --------  --------
Operating income                  4,837     4,403    14,148    13,560
Interest expense                     (4)       (1)       (7)      (16)
Other income, net                    30      (306)       92       528
                                --------  --------  --------  --------
Income before income taxes        4,863     4,096    14,233    14,072
Income taxes                        179        81       488       511
                                --------  --------  --------  --------
Income before minority
 interests                        4,684     4,015    13,745    13,561
Minority interests                  477       480     1,915     1,551
                                --------  --------  --------  --------
Net income                       $4,207    $3,535   $11,830   $12,010
                                ========  ========  ========  ========

Basic earnings per share (note
 3)                               $0.45     $0.39     $1.28     $1.32
                                ========  ========  ========  ========

Weighted average number of
 shares outstanding (in
 thousands)(note 3)               9,382     9,121     9,240     9,097
                                ========  ========  ========  ========
Diluted earnings per share
 (note 3)                         $0.45     $0.37     $1.26     $1.29
                                ========  ========  ========  ========

Diluted weighted average number
 of shares outstanding (in
 thousands)(note 3)               9,409     9,518     9,406     9,316
                                ========  ========  ========  ========



DESWELL  INDUSTRIES,  INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
                                                December 31, March 31,
                                                     2004      2004
                                                ------------ ---------
ASSETS                                           (Unaudited) (Audited)

Current assets :
    Cash and cash equivalents                    $23,059      $30,193
    Restricted cash                                1,039          390
    Accounts receivable                           32,392       18,957
    Inventories                                   21,481       16,174
    Prepaid expenses and other current assets      4,293        2,952
    Income taxes receivable                            -          127
                                                ---------    ---------
       Total current assets                       82,264       68,793
Property, plant and equipment - net               53,752       44,261
Other investments                                      2            2
Goodwill                                             478          478
                                                ---------    ---------
          Total assets                           $136,496     $113,534
                                                =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable                             $18,475      $11,168
    Bank loan                                        903            -
    Customer deposits and accrued expenses         5,296        4,619
    Income taxes payable                             423          130
                                                ---------    ---------
       Total current liabilities                  25,097       15,917
                                                ---------    ---------
Minority interests                                 9,304        7,872
                                                ---------    ---------
Deferred income tax                                    -           15
                                                ---------    ---------
Shareholders' equity
    Common stock
    -  authorized 30,000,000 shares; issued and
       outstanding 9,763,585 shares at December
       31, 2004 and 9,149,085 shares at March
       31, 2004                                   37,190       29,980
    Additional paid-in capital                     6,970        6,970
    Retained earnings                             57,935       52,780
                                                ---------    ---------
       Total shareholders' equity                102,095       89,730
                                                ---------    ---------
         Total liabilities and shareholders'
          equity                                $136,496     $113,534
                                                =========    =========

DESWELL  INDUSTRIES,  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)
( U.S. dollars in thousands )
                                                       Nine months ended
                                                          December 31,
                                                  ----------------------------
                                                     2004          2003
                                                     ----          ----

Cash flows from operating activities :
 Net income                                        $11,830         $12,010
 Adjustments to reconcile net income to net
  cash
   provided by operating activities :
    Depreciation and amortization                    3,667           3,308
   Loss on disposal of property, plant and
    equipment                                           32             406
    Minority interests                               1,915           1,001
    Deferred taxes                                     (15)              -
    Changes in operating assets and
     liabilities :
      Accounts receivable                          (13,435)         (5,027)
      Marketable securities                              -           4,821
      Inventories                                   (5,307)         (1,713)
      Prepaid expenses and other
       current assets                               (1,341)         (1,259)
      Income taxes receivable                          127             247
      Accounts payable                               7,307           3,106
      Customer deposits and accrued
       expenses                                        677             535
      Income taxes payable                             293          (3,043)
                                              ------------    ------------
 Net cash provided by operating
  activities                                         5,750          14,392
                                              ------------    ------------

Cash flows from investing activities
 Purchase of property, plant and
  equipment                                        (13,210)        (17,768)
 Proceeds from disposal of property, plant
  & equipment                                           20             264
    Net cash used in investing
     activities                                    (13,190)        (17,504)
                                              ------------    ------------

Cash flows from financing activities
  Common stock issued                                7,210           1,627
  Dividends paid to minority
   shareholders of subsidiaries                       (457)              -
  Contribution from minority
   shareholders of subsidiaries                        (26)              -
  Increase in bank loans                               903               -
  Dividends paid                                    (6,675)         (6,374)
  (Increase)/decrease in restricted
   cash                                               (649)          1,976
                                              ------------    ------------
     Net cash provided by/(used in)
      financing activities                             306          (2,771)
                                              ------------    ------------

Net increase in cash and cash
 equivalents                                        (7,134)         (5,883)
cash and cash equivalents, at
 beginning of period                                30,193          34,400
                                              ------------    ------------
Cash and cash equivalents, at end of period         23,059          28,517
                                              ============    ============

Supplementary disclosures of cashflow information :
  Cash paid during the period for :
     Interest                                            7              16
     Income taxes                                       83           3,309
                                             =============   ============


DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)


1. Management's Statement

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2004 and March 31, 2004, the results of operations for the quarters and nine months ended December 31, 2004 and December 31, 2003, and the cash flows for the nine months ended December 31, 2004 and December 31, 2003. The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 16, 2004 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2. Inventories

                                               December 31,         March 31,
                                                  2004                2004
                                                  ----                ----
Inventories by major categories :
           Raw materials                     $       8,650        $        7,832
           Work in progress                          8,437                 4,467
           Finished goods                            4,394                 3,875
                                             -------------        --------------
                                              $     21,481        $       16,174
                                             =============        ==============

3. Earnings Per Share

     The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

     The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

     The net income for the nine months ended December 31, 2004 and 2003 were both from the Company's continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


     Results of Operations

     General

     The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.


     Quarter Ended December 31, 2004 Compared to Quarter Ended December 31, 2003

     Net Sales - The Company's net sales for the quarter ended December 31, 2004 were $36,185,000, an increase of $11,401,000, or 46.0%, as compared to the corresponding period in 2003. The increase in sales was mainly related to the increase in sales of injection-molded plastic segment and electronic and metallic segment of $4,866,000 and $6,535,000 respectively. This represented increases of 36.9% and 56.4% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

     The revenue increase in the plastic segment was mainly a result of an increase in orders from its existing and new customers of $4,543,000 and $323,000 respectively during the quarter. The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders from both its existing and new customers of $6,398,000 and $503,000 respectively, offsetting the net decrease in orders from old customers of $366,000 during the quarter. The net increase resulted from a change in the customer mix during the period as compared with last year.

     Gross Profit - The gross profit for the quarter ended December 31, 2004 was $9,402,000, representing a gross profit margin of 26.0%. This compares with the overall gross profit and gross profit margin of $8,401,000 or 33.9% for the quarter ended December 31, 2003.

     Gross profits in the plastic segment increased by $497,000 to $6,209,000 or 34.4% of net sales, for the quarter ended December 31, 2004 compared to $5,712,000 or 43.3% of net sales, for the quarter ended December 31, 2003. This decrease in gross margins was mainly attributed to the 60% -90% increase in plastic resin costs since last year, most of which we could not pass on to our customers.

     Gross profits in the electronic & metallic segment increased by $504,000 to $3,193,000, or 17.6% of net sales, for the quarter ended December 31, 2004 compared to $2,689,000 or 23.2% of net sales, for the same period last year. This decrease in gross margins was mainly attributed to the general increase in raw material pricing and labor cost, averaging 4% and 10% over the prior year respectively. While we continued our long-term focus on attracting higher-margin sales, pricing pressure resulted in generally lower selling prices during the quarter.

     Selling, General and Administrative Expenses - SG&A expenses for the quarter ended December 31, 2004 were $4,565,000, amounting to 12.6% of total net sales, as compared to $3,998,000 or 16.1% of total net sales for the quarter ended December 31, 2003. There was an increase in selling, general and administrative expenses of $567,000 over the corresponding period.


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


     The SG&A expenses in the plastic segment increased by $468,000 or 17.6% to $3,127,000 or 17.3% of net sales, for the quarter ended December 31, 2004 compared to $2,659,000 or 20.2% of net sales, for the corresponding period in 2003. The increase was primarily related to the increase in salary expenses of $720,000 offsetting the decrease in depreciation expenses of $97,000 and the tightened expenses control in administration expenses of $164,000 during the quarter ended December 31, 2004.

     The SG&A expenses in the electronic & metallic segment increased by $99,000 or 7.4% to $1,438,000 or 7.9% of net sales, for the quarter ended December 31, 2004 compared to $1,339,000 or 11.5% of net sales for corresponding period in 2003. The increase was primarily related to the increase in salary expenses of $42,000 and other general administration expenses of $58,000 during the quarter ended December 31, 2004.

     Operating Income - Operating income was $4,837,000 for the quarter ended December 31, 2004, an increase of $434,000, or 9.9% as compared with the corresponding quarter in the prior year.

     On a segment basis, the operating income of the plastics division increased $29,000 to $3,082,000 or 17.1% of net sales, in quarter ended December 31, 2004 compared to $3,053,000 or 23.1% of net sales in corresponding period in 2003. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

     The operating income of electronic & metallic segment increased $405,000 to $1,755,000 or 9.7% of net sales, in the quarter ended December 31, 2004 compared to $1,350,000 or 11.6% of net sales in the corresponding period in 2003. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

     Other income - Other income was $30,000 for the quarter ended December 31, 2004, an increase of $336,000 as compared with the corresponding period in the prior year.

     On a segment basis, other income attributable to the plastic segment increased to $67,000* in the quarter ended December 31, 2004, as compared with other expenses of $330,000 for the corresponding quarter in the prior year. This increase in other income was primarily attributable to the increase in exchange gain of $7,000, the decrease in loss on disposal of fixed assets of $397,000 and the decrease in loss on disposal of residual material of $9,000 offsetting the decrease in interest income of $26,000 in the quarter ended December 31, 2004 as compared with corresponding period in 2003.

     Other income attributable to the electronic & metallic segment decreased $61,000 to other expenses of $37,000 in the quarter ended December 31, 2004. This decrease in other income was mainly due to the increase in exchange loss of $10,000 and a provision for bad debt of $13,000 in the quarter ended December 31, 2004.

     Income Taxes - Income tax expenses for the quarter were $179,000, an increase of $98,000 as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of plastic segment increased $86,000 to $112,000 for the quarter ended December 31, 2004 whereas the income tax expenses for the electronic & metallic segment increased $12,000 to $67,000 for the quarter ended December 31, 2004, respectively. The increase in the plastic segment was primarily due to a final tax charge of $47,000 for the taxable year 2003 of our Shekou manufacturing plant whereas the increase in the electronic & metallic segment was due to an increase in net sales as described above.

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


     Minority Interest - Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. The dollar amount of minority interest was decreased $3,000 to $477,000 for the quarter ended December 31, 2004, from $480,000 for the corresponding quarter in the prior year. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased $92,000 to $471,000 for the quarter ended December 31, 2004, from $379,000 for the corresponding quarter in the prior year, which reflects that the electronics subsidiaries generated more net income in the quarter ended December 31, 2004, compared with corresponding quarter in fiscal 2003. Whereas the dollar amount of minority interest in the marketing subsidiary decreased $95,000 to $6,000 this quarter, from $101,000 for corresponding quarter. This was mainly due to the end of operations of this marketing subsidiary during the quarter ended December 31, 2004.

     Net Income - Net income was $4,207,000 for the quarter ended December 31, 2004, an increase of $672,000 or 19.0%, as compared to net income of $3,535,000 for the quarter ended December 31, 2003, and net income as a percentage of net sales decreased from 14.3% to 11.6% for the quarter ended December 31, 2004. The increase in net income was mainly the result of the increase in operating income and other income, offsetting the increase in income tax expenses as described above.

     Net income for the plastic segment increased by 16.8% to $3,031,000 for the quarter ended December 31, 2004 compared to $2,596,000 for the corresponding quarter in 2003. The increase in net income of the plastic segment was mainly the result of the increase in operating income and other income, the decrease in minority interest, offsetting the increase in income tax expenses as described above.

     Net income for the electronic & metallic segment increased by 25.2% to $1,176,000 for the quarter ended December 31, 2004 compared to $939,000 for the corresponding quarter in 2003. The increase in net income of the electronic & metallic segment was mainly the result of the increase in operating profit offsetting the decease in other income, the increase in income taxes and minority interest, as described above.


Nine Months Ended December 31, 2004 Compared to Nine Months Ended December 31, 2003

     Net Sales - The Company's net sales for the nine months ended December 31, 2004 were $96,897,000, an increase of $20,959,000 or 27.6% as compared to corresponding period in 2003. The increase in sales was mainly related to the increase in sales of plastic segment and electronics and metallic segment of $5,471,000 and $15,488,000 respectively. This represented an increase of 13.4% and 44.1% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

     The revenue increase in the plastics segment was mainly a result of increase in orders from its existing and new customers of $5,070,000 and $401,000 respectively as compared to the corresponding period last year. The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders from both existing and new customers of $15,134,000 and $1,195,000 respectively, offsetting the net decrease in orders from old customers of $841,000 during the nine months ended December 31, 2004. The net increase resulted from a change in the customer mix during the period as compared with last year.

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


     Gross Profit - The gross profit for the nine months ended December 31, 2004 was $26,181,000, representing a gross profit margin of 27.0%. This compares with the overall gross profit and gross profit margin of $24,792,000 or 32.6% for the nine months ended December 31, 2003.

     Gross profit in the plastics segment decreased by $649,000 to $16,185,000 or 35.0% of net sales, for the nine months ended December 31, 2004 compared to $16,834,000 or 41.2% of net sales, for the nine months ended December 31, 2003. This was mainly attributed to the 60% - 90% increase in plastic resin costs since last year, most of which we could not pass on to our customers.

     Gross profit in the electronic & metallic segment increased by $2,038,000 to $9,996,000 or 19.8% of net sales, for the nine months ended December 31, 2004 compared to $7,958,000 or 22.7% of net sales, for the same period last year. This decrease was mainly attributed to the general increase in raw material pricing and labor cost of an average 4% and 10% over the prior year. While we continue our long-term focus on attracting higher margin sales, pricing pressure resulted in generally lower selling prices during the quarter.

     Selling, General and Administrative Expenses - SG&A expenses for the nine months ended December 31, 2004 were $12,033,000, amounting to 12.4% of total net sales, as compared to $11,232,000 or 14.8% of total net sales for the nine months ended December 31, 2003. There was an increase in selling, general and administrative expenses of $801,000 or 7.1% over the corresponding period.

     The SG&A expenses in the plastic segment increased by $182,000 or 2.4% to $7,719,000 or 16.7% of net sales, for the nine months ended December 31, 2004 compared to $7,537,000 or 18.5% of net sales, for the corresponding period in 2003. The increase was primarily related to the increase in salary expenses of $560,000 offsetting the decrease in depreciation expenses of $16,000 and the tightened expenses control in administration expenses of $288,000 and selling expenses of $82,000 during the nine months ended December 31, 2004.

     The SG&A expenses in the electronic & metallic segment increased by $619,000 or 16.8% to $4,314,000 or 8.5% of net sales, for the nine months ended December 31, 2004 compared to $3,695,000 or 10.5% of net sales for corresponding period in 2003. The increase was primarily related to the increase in salary expenses of $422,000, increase in other general expenses of $217,000, and increase in selling expenses of $117,000 offsetting the decrease in depreciation expenses of $139,000 during the nine months ended December 31, 2004. The expenses were increased due to the increase in sales activities in the electronic & metallic segment.

     Operating Income - Operating income was $14,148,000 for the nine months ended December 31, 2004, an increase of $588,000, or 4.3% as compared with the corresponding period in the prior year.

     On a segment basis, the operating income of the plastics segment decreased $831,000 to $8,466,000 or 18.3% of net sales, in the nine months ended December 31, 2004 compared to $9,297,000 or 22.8% of net sales in corresponding period in 2003. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses as described above.

     The operating income of electronics & metallic segment increased $1,419,000 to $5,682,000 or 11.2% of net sales, in the nine months ended December 31, 2004 compared to $4,263000 or 12.1% of net sales in the corresponding period in 2003. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


     Other income - Other income was $92,000 for the nine months ended December 31, 2004, a decrease of $436,000 or 82.6% as compared with the corresponding period in the prior year. On a segment basis, other income attributable to the plastic segment decreased $237,000 to $89,000 in the nine months ended December 31, 2004. This decrease in other income was primarily attributable to the realized gain on disposal of investment securities of $533,000 in the nine months ended December 31, 2003 but none in 2004 and the decease in interest income of $123,000 offsetting the increase in exchange gain of $51,000 and the decrease in loss on disposal of fixed assets of $377,000 in the nine months ended December 31, 2004 as compared with corresponding period in 2003.

     Other income attributable to the electronic & metallic segment decreased $199,000, to $3,000 in the nine months ended December 31, 2004. This decrease in other income was mainly due to the increase in exchange loss of $67,000, the decrease in other income of $119,000 and a provision for bad debt of $13,000 in the nine months ended December 31, 2004.

     Income Taxes - Income taxes expenses for the nine months ended December 1, 2004 were $488,000, a decrease of $23,000 or 4.5% as compared with the corresponding period in the prior year. On a segment basis, the income taxes of plastic segment decreased $162,000 to $112,000 for the nine months ended December 31, 2004 whereas the income tax expenses for the electronic & metallic segment increased $139,000 to $376,000 for the nine months ended December 31, 2004, respectively. The decrease in the plastic segment was primarily due to the tax holiday enjoyed in our Dongguan manufacturing plant whereas the increase in the electronic & metallic segment was due to increase in net sales as described above.

     Minority Interest - Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $1,915,000 for the nine months ended December 31, 2004, from $1,551,000 for the corresponding period in the prior year, which reflects that both the electronics and metallic subsidiaries and the marketing subsidiary generated more net income in the nine months ended December 31, 2004, compared with corresponding period in fiscal 2003.

     Net Income - Net income was $11,830,000 for the nine months ended December 31, 2004, a decrease of $180,000 or 1.5%, as compared to net income of $12,010,000 for the nine months ended December 31, 2003, and net income as a percentage of net sales was decreased from 15.8% to 12.2% for the nine months ended December 31, 2004. The decrease in net income was mainly the result of the decrease in other income and the increase in minority interest offsetting the increase in operating income as described above.

     Net income for the plastic segment decreased by 10.5% to $8,051,000 for the nine months ended December 31, 2004 compared to $8,997,000 for the corresponding quarter in 2003. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits and the decrease in other income offsetting the decrease in income tax as described above.

     Net income for the electronic & metallic segment increased by 25.4% to $3,779,000 for the nine months ended December 31, 2004 compared to $3,013,000 for the corresponding quarter in 2003. The increase in net income of the electronic & metallic segment was mainly the result of the increase in operating profit offsetting the decease in other income, the increase in income taxes and minority interest as described above. - more - DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


     Liquidity and Capital Resources

     Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

     As of December 31, 2004, the Company had a working capital surplus of $57,167,000 and cash and cash equivalents of $23,059,000. This compares with a working capital surplus of $52,876,000 and cash and cash equivalents of $30,193,000 at March 31, 2004. The decrease in cash and cash equivalents was mainly attributed to the capital investment of $13,210,000, dividend distribution of $6,675,000 and the increase in restricted cash of $649,000 offsetting the exercise of stock options by directors and officers of $7,210,000 and the cash generated from operating activities of $5,750,000 during the nine months ended December 31, 2004.

     The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has short-term borrowings of $903,000 and no long-term borrowings at December 31, 2004.

     As of December 31, 2004, the Company had in place general banking facilities with three financial institutions aggregating approximately $6,788,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of December 31, 2004, the Company had ( i ) unused credit facilities of $5,884,000 ( ii ) cash and cash equivalents of $23,059,000 and ( iii ) restricted cash of $1,039,000, which has been pledged as collateral for those credit facilities.

     The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.


    CONTACT: The Investor Relations Group
             John G. Nesbett/Jordan Silverstein
             212-825-3210

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              For and on behalf of
                                              Deswell Industries, Inc.




                                              By: /s/ Richard Lau
                                                 _________________________
                                              Richard Lau
                                              Chief Executive Officer

Date: March 5, 2005
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